Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

AMEX: PAL, PAL.WS
TSX: PDL, PDL.WT

North American Palladium Announces New CEO

TORONTO, September 15 – North American Palladium Ltd. today announced that its Board of Directors has named William J. Biggar as the Company’s President and Chief Executive Officer effective October 1, 2008.  Mr. Biggar will also join the Company’s Board of Directors.

Mr. Biggar brings significant expertise in the mining sector to his new position, developed from his extensive experience in corporate finance, corporate development and mergers & acquisitions. This experience includes serving as Senior Vice President at Barrick Gold Corporation and The Horsham Corporation as well as 10 years in investment banking.  He also served as Executive Vice-President of Magna International and President and CEO of MI Developments.  A Chartered Accountant, he holds Master of Business Administration and Bachelor of Commerce (with distinction) degrees from the University of Toronto.

Mr. André Douchane, Chairman of the Board of Directors said, “North American Palladium is well positioned to grow its core assets, including the Lac des Iles Mine, and to expand outside its traditional focus on palladium and platinum.  Our strong balance sheet is important as we expect there to be excellent opportunities in these turbulent markets.  A significant part of Mr. Biggar’s mandate as CEO is to aggressively pursue a broad growth strategy for the Company.”

Mr. James Excell, who has served as President and CEO since January 2006, will step down on October 1, 2008.  Mr. Douchane added “The Board would like to thank Jim for his dedication and contribution to North American Palladium.  Under his leadership, mine production at the Lac des Iles Mine increased 21% year-over-year, a strong new management team was put in place and the Company completed an $86 million equity financing.  We are pleased that Jim will continue to provide advisory services to the Company and wish him well in the future.”

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium.  The Company’s core palladium business at the Lac des Iles Mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.  The Company is actively progressing two advanced exploration projects: the Offset High Grade Zone at its Lac des Iles Mine and the Shebandowan West Project, located approximately 100 kilometres from the mine.  Please visit www.napalladium.com for more information.

For further information please contact:

Linda Armstrong

Director, Investor Relations

Tel:                            (416) 360-7971 Ext. 226

Email:                larmstrong@napalladium.com